Filed by eToro Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FinTech Acquisition Corp. V

Commission File No.: 001-39760

Date: December 30, 2021

As previously announced, eToro Group Ltd. (“eToro”) entered into an Agreement and Plan of Merger, dated as of March 16, 2021 (the “Original Merger Agreement”), with FinTech Acquisition Corp. V (“FTV”) and Buttonwood Merger Sub Corp. Also as previously announced, concurrently with entering into the Original Merger Agreement, eToro entered into subscription agreements (the “Subscription Agreements”) with certain investors.

Under the Original Merger Agreement, each of eToro and FTV had the right to terminate the Original Merger Agreement as of, and the Subscription Agreements were scheduled to terminate automatically in accordance with their terms on, December 31, 2021. Despite the best efforts of the parties, the parties were unable to satisfy the requisite closing conditions set forth in the Original Merger Agreement as of December 31, 2021, including the condition that eToro’s registration statement on Form F-4 be declared effective. Accordingly, the business combination cannot be consummated before December 31, 2021.

In order to facilitate the completion of the transactions contemplated by the Original Merger Agreement and the Subscription Agreements, on December 30, 2021, eToro and FTV entered into an amendment to the Original Merger Agreement (the “Merger Agreement Amendment” and together with the Original Merger Agreement, the “Merger Agreement”). Concurrently with entering into the Merger Agreement Amendment, eToro entered into amendments to certain of its Subscription Agreements (collectively, the “Amended Subscription Agreements”).

Under the Merger Agreement Amendment, the parties agreed to, among other things, extend the Outside Date (as defined in the Original Merger Agreement) from December 31, 2021 to June 30, 2022 and change the pre-money valuation of eToro from $9.301 billion to $7.906 billion. As such, the estimated implied post-money equity value of eToro is approximately $8.8 billion.1 In addition, the number of Price Adjustment Rights (as defined in the Merger Agreement) that correspond to the $17.50 price trigger issuable to eToro shareholders was reduced on a one-for-one basis for every warrant to be issued to the investors under the Amended Subscription Agreements at the closing of the business combination, as described further below.

Under the Amended Subscription Agreements, the relevant parties agreed to, among other things, extend the date on which the Subscription Agreements would have otherwise automatically terminated from December 31, 2021 to June 30, 2022. Additionally, the investors party to the Amended Subscription Agreements will receive warrants to purchase common shares of eToro if, following the closing, the eToro closing stock price is equal to or greater than $17.50 over a specified period, which warrants have substantially similar terms to the terms of the Price Adjustment Rights. Under the Amended Subscription Agreements, as of the date of this communication, eToro has received commitments for $441 million in the aggregate.

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(a) assumes that (i) no FTV stockholders exercise their redemption rights, (ii) the aggregate amount of PIPE financing is $441 million, (iii) the Self-Tender Offer (as defined in the Merger Agreement) is adjusted in accordance with the Amended Subscription Agreements and is fully subscribed and (iv) the Split Factor (as defined in the Merger Agreement) is approximately 38 and (b) includes (i) sponsor shares that are not subject to price-based transfer restrictions following closing, (ii) eToro options and (iii) the Pre-PIPE Conversion (as defined in the Merger Agreement) occurring at $6.32 per share.

The consummation of the business combination between eToro and FTV remains subject to the satisfaction of customary closing conditions, including the effectiveness of eToro’s registration statement on Form F-4 relating to the business combination and receipt of the requisite approvals of the eToro shareholders and FTV stockholders.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between FTV and eToro and the business and operations of eToro. Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements as to the expected timing, completion and effects of the proposed business combination, eToro’s present and future plans for its business and operations and eToro’s expectations as to market results and conditions; are based on various assumptions, whether or not identified in this communication, and on the current expectations of eToro’s and FTV’s management; are not predictions of actual performance; and are subject to risks and uncertainties. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the proposed business combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed merger agreement; the amount of redemption requests made by FTV’s public stockholders; the effect of the announcement or pendency of the proposed business combination on eToro’s business; risks that the proposed business combination disrupts current plans and operations of eToro; potential difficulties in retaining eToro customers and employees; eToro’s estimates of its financial performance; changes in general economic or political conditions; changes in the markets in which eToro competes; slowdowns in securities trading or shifting demand for security trading product; the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; legislative or regulatory changes; the evolving digital asset market, including the regulation thereof; competition; conditions related to eToro’s operations in Israel; risks related to data security and privacy; changes to accounting principles and guidelines; potential litigation relating to the proposed business combination; the price of eToro’s securities may be volatile; the ability to implement business plans, and other expectations after the completion of the proposed business combination; and unexpected costs or expenses. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of FTV’s registration statement on Form S-1 (File No. 333-249646) (the “Form S-1”), eToro’s registration statement on Form F-4 (File No. 333-259189) (the “Form F-4”) and other documents if and when filed by eToro or FTV from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither eToro nor FTV presently know or that eToro and FTV currently believe are immaterial that could also cause actual events and results to differ. In addition, forward-looking statements reflect eToro’s and FTV’s expectations, plans or forecasts of future events and views as of the date of this communication. eToro and FTV anticipate that subsequent events and developments will cause eToro’s and FTV’s assessments to change. While eToro and FTV may elect to update these forward-looking statements at some point in the future, eToro and FTV specifically disclaim any obligation to do so, unless required by applicable law.

No Offer or Solicitation

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of eToro, FTV or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information about the Business Combination and Where to Find It

eToro submitted the Form F-4 to the SEC on August 31, 2021, and filed amendments on September 20, 2021, October 5, 2021, November 4, 2021, November 12, 2021 and November 15, 2021, which include a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to FTV stockholders in connection with the solicitation of proxies for the vote by the stockholders on the merger and the prospectus to be delivered by FTV in connection with the distribution of its securities to such holders. After the registration statement has been filed and declared effective, FTV will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. eToro or FTV may also file other documents with the SEC regarding the proposed business combination. Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement and proxy statement / prospectus and any other relevant documents filed with the SEC, and the definitive versions thereof (when they become available and including all amendments and supplements thereto).

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by eToro or FTV through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

eToro and FTV and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of FTV in connection with the proposed business combination under the rules of the SEC. FTV’s stockholders, eToro’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of eToro and FTV in FTV’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 10, 2021, as amended on December 1, 2021, FTV’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 30, 2021, as amended on December 1, 2021, or eToro’s Form F-4, as applicable, as well as their other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of FTV’s stockholders in connection with the proposed business combination and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed business combination (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov.